Exhibit 99.1

Caledonia Mining Corporation Plc

Caledonia Outlines Funding Strategy to Advance the Bilboes Gold Project

(NYSE AMERICAN, AIM and VFEX: CMCL)

ST HELIER, Jersey, January 21, 2026 – Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) today provides an update on the structured, multistage funding strategy to support the development of the Bilboes gold project in Zimbabwe.

This announcement follows the successful closing of Caledonia’s US$150 million, 7-year convertible senior notes offering (the “Convertible Notes Offering”), which received exceptionally strong support from institutional investors in the United States. Investor demand exceeded US$600 million after three days of marketing which led to an upsizing of the offering from US$100 million to US$125 million, and resulted in a total of US$150 million following the exercise by the initial purchasers of their option to buy a further US$25 million of notes.

Summary of the Funding Strategy

Following publication of the Bilboes Feasibility Study in November 20251 Caledonia has moved quickly to start to implement a four-part funding plan designed to ensure the project can be advanced at pace while maintaining prudent capital discipline. The plan comprises the following:

1. Gold Price Hedging Programme

•	In December 2025, Caledonia purchased put options to lock in a minimum gold price of US$3,500 per ounce over 3,000 ounces per month from January 2026 to December 2028. The hedging arrangements are designed to underpin cash receipts by Caledonia from Blanket Mine over the next three years from January 1, 2026 to December 31, 2028, which broadly coincides with the peak capital investment period for the Bilboes gold project.
•	The minimum price is also expected to enhance project lenders’ willingness to provide credit.

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1 See “Bilboes Gold Project Technical Report Summary” with effective date October 31, 2025 prepared by DRA Projects (Pty) Ltd and filed by the Company on EDGAR as an exhibit to a Form 6-K Report of Foreign Private Issuer on November 24, 2025 (the “Bilboes Feasibility Study")

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

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2. Convertible Notes Offering

•	Caledonia has raised gross proceeds of US$150 million from the Convertible Notes Offering.
•	The Notes carry a 5.875% coupon and holders can convert on or after October 15, 2032 subject to standard early conversion and redemption provisions.
•	The purchase of capped call options by Caledonia in conjunction with the Convertible Notes Offering significantly reduces the potential economic dilution to the Company’s shareholders by increasing the effective conversion price of Notes from a strike price of approximately US$40.51 per share (a premium of 25% to the closing share price on January 14, 2026) to an effective conversion price of approximately US$56.72 per share (a premium of 75% to the closing share price on January 14, 2026).
•	The total cost of the capped call options structure was approximately 10% of the gross proceeds of the Convertible Notes.
•	The capped call transactions are expected generally to compensate (through the payment of cash to Caledonia or, if certain conditions are met, delivery of shares to Caledonia) for potential economic dilution upon any conversion of the Notes and/or offset any cash payments Caledonia is required to make in excess of the principal amount of converted Notes, as the case may be, with such compensation and/or offset subject to a cap.
•	After underwriting fees and related issuance expenses and the cost of the capped call derivative structure, Caledonia received net proceeds of approximately US$130 million.

3. Interim Funding Facility

•	In November 2025, Caledonia launched a process to arrange an interim funding facility of up to US$150 million with a consortium of Zimbabwean and South African commercial banks (the “Interim Funding Facility”).
•	Following encouraging engagement with the banks, the Company expects that this Facility can be in place by mid-2026, subject to the usual lender processes. Further announcements will be made in due course.
•	Robust price protection from the hedging programme should support the size and structure of this Facility, which will be secured against Caledonia’s cash flow from Blanket Mine.

4. Project Finance

•	Caledonia has had ongoing preliminary discussions with regional and global financial institutions to explore the scope and structure of project finance to support the construction of the Bilboes gold project.
•	Caledonia will commence a formal process in the first quarter of 2026. This process is expected to take a year or more as project financiers undertake independent assessments of the mineral resources at Bilboes and the Bilboes Feasibility Study.

The four-part funding strategy, combined with ongoing cash generation from Blanket Mine, has been designed to maintain adequate liquidity throughout the initial phase of the Bilboes gold project and should enable the business to begin procuring long lead equipment early in the third quarter of 2026. Based on this approach, the Company believes the project will be developed within the timetable set forth in the Bilboes Feasibility Study.

Mark Learmonth, Chief Executive Officer, commented:

“The successful Convertible Notes Offering — with the upsizing of the offering to US$150 million due to exceptionally strong support — marks a major milestone for Caledonia. Receiving more than US$600 million of demand from high quality North American investors is a tremendous endorsement of our strategy, the quality of our assets, our operational track record, and the long-term prospects of the Company.

“Since publishing the Bilboes Feasibility Study in November, we have acted quickly to begin to implement a robust and carefully sequenced funding plan. The combination of our hedging programme, the proceeds from the Convertible Notes Offering and our expectation with respect to putting in place the Interim Funding Facility by mid-year will ensure we have the financial strength to begin ordering long lead equipment for Bilboes in the third quarter of this year. In parallel, we will begin a formal project finance process to support full development. This structured approach allows us to manage risk, minimise dilution and position Bilboes as the next large scale, long life, gold production hub in Zimbabwe.”

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Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

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Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: Caledonia’s expectations with regard to entering into the Interim Funding Facility, raising the project finance necessary to construct the Bilboes gold project and ensuring Caledonia has the necessary financial capacity to complete the Bilboes gold project. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful implementation of mine plans, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

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To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. These risks are not exhaustive. Further information on these and other risks that could affect Caledonia’s results is included in its filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the last completed financial year, reports on Form 6-K for the most recently completed three and six month periods and the future reports that it may file from time to time with the SEC. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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